

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2020

How Kok Choong
Chief Executive Officer
Agape ATP Corp
1705 – 1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia
Taman Desa, Kuala Lumpur, Malaysia (Postal Code: 58100)

> **Re: Agape ATP Corp**
> **Registration Statement on Form S-1**
> **Filed July 20, 2020**
> **File No. 333-239951**

Dear Mr. Choong:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 20, 2020

Cover Page

1.   Revise to complete your fee table in the next amendment.

2.   Please revise the cover page of the registration statement to include the number of shares of common stock to be offered. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations Question 227.02. Additionally, please disclose the price of the securities, or the method by which the offering price will be determined, in accordance with Item 501(b)(3).

Underwriting, page 103

3.   We note your disclosure on page 103 that the Underwriting Agreement provides that the

obligation of the underwriter to arrange for the offer and sale of shares is on a best efforts basis. However, the cover page indicates that the offering is to be made on a firm commitment basis. Please reconcile these statements and revise your disclosure accordingly. In the event the offering is to be on a best efforts basis, please provide the disclosure required by Item 501(b)(8)(ii) and (iii) of Regulation S-K. In the event the offering is to be on a firm commitment basis, name the underwriter in the next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-7614 or Dorrie Yale at (202) 551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lawrence Venick